Exhibit 99.6

PROPOSED AMENDMENTS AND WAIVERS TO

THE SUBORDINATED LOAN AGREEMENT

PART 1 – Proposed Amendments to the Subordinated Loan Agreement (“SLA”)

1	Definitions

1.1	The following definitions will be added to clause 1.1:

“Acquisition Date” means the initial date on which an Investor Affiliate acquires all or any part of the shares in HTCC owned by TDC as contemplated by the Structure Memorandum.

“Effective Date” has the meaning given to it in the Supplemental Agreement.

“MEP” mean Mid Europa Partners LLP.

“Structure Memorandum” means the tax structure memorandum entitled ‘Project Fiesta’ prepared by PricewaterhouseCoopers delivered as a condition precedent to the Effective Date.

“Supplemental Agreement” means the supplemental agreement amending and restating this Agreement and entered into between, amongst others, the Parent, the Original Guarantors, the Co-ordinators, the Arrangers, the Original Lenders, the Facility Agent and the Security Trustee.

“TDC Affiliate” means TDC, each of its Affiliates, any trust of which TDC or any of its Affiliates is a trustee, any partnership of which TDC or any of its Affiliates is a partner and any trust, fund or other entity which is managed by, or is under the control of, TDC or any of its Affiliates provided that any such trust, fund or other entity which has been established for at least 6 months solely for the purpose of making, purchasing or investing in loans or debt securities and which is managed or controlled independently from all other trusts, funds or other entities managed or controlled by TDC or any of its Affiliates which have been established for the primary or main purpose of investing in the share capital of companies shall not constitute a TDC Affiliate.

1.2	The following definitions will be amended by deleting the existing definitions and replacing them as follows:

“Investor” means MEP.

“Security Documents” means those security documents listed in paragraph B.5 of Part A of Schedule 2 (Conditions Precedent), paragraph E.3 of Part A of Schedule 2 (Conditions Precedent), paragraphs 3 and 4 of Part C of Schedule 2 (Conditions Precedent), any security documents delivered in satisfaction of paragraphs 14, 18 and 19 of Part B of Schedule 2 (Conditions Precedent) and any pledge, charge or other security entered into in favour of any Finance Party by way of security for amounts owed to any of the Subordinated Loan Creditors (as defined in the Intercreditor Deed) provided that (a) such pledge, charge or other security is simultaneously (by way of first ranking pledge) entered into in favour of the Senior Creditors and (b) such security is at all times second ranking by and subject to the terms of the Intercreditor Deed.

“Senior Facilities Agreement” means the €165,000,000 Term and Multicurrency Revolving Facilities Agreement dated 6 August 2004 as amended and restated pursuant to a supplemental agreement dated 27 April 2007 and a second supplemental agreement dated 3 March 2008, as amended pursuant to an amendment letter dated 2 February 2009 and as amended and restated pursuant to the Third Supplemental Agreement and the Fourth Supplemental Agreement and entered into between, amongst others, Invitel as Borrower, Magyar Telecom B.V. and certain subsidiaries as guarantors, BNP Paribas and Calyon as Co-ordinators, BNP Paribas, Calyon and Nordea Bank Danmark A/S as Arrangers, BNP Paribas and BNP Paribas Hungary Branch as Agents and BNP Paribas Trust Corporation UK Limited as Security Trustee.

“Total Debt Charges” means, in relation to any period, the aggregate of (i) Total Debt Interest Charges and (ii) the principal amount of any scheduled repayment of Total Debt due to be made during such period (but excluding, for the avoidance of doubt, (a) the principal amount and related redemption premium of any Borrowings repaid using the proceeds of the Senior Facilities and the Facility, (b) any repayment of the Revolving Facility, (c) the principal amount of any FRN Notes or HY Notes purchased and cancelled as contemplated by the Structure Memorandum and (d) any prepayment of amounts outstanding under this Agreement as contemplated by the Structure Memorandum).

1.3	The definition of Due Diligence Reports will be amended by adding the following at the end of the sentence ‘(vi) the Structure Memorandum and (vii) the legal due diligence report prepared by Weil Gotshal delivered as a condition precedent to the Effective Date’.

1.4	The definition of New Equity Loan Agreement will be amended by adding ‘as novated to an Investor Affiliate as contemplated by the Structure Memorandum’ to the end of the sentence.

1.5	Paragraph (h) of the definition of Permitted Borrowings will be amended by adding ‘(other than under an Equity Loan Agreement)’ to the end of the sentence.

1.6	Paragraph (i) of the definition of Permitted Borrowings will be amended by deleting the wording ‘prior to the Release Date are owed to the TDC or any of its Affiliates’ and replacing them with ‘are owed to the Investor and/or any Investor Affiliate (an Investor Lender) and each such Investor Lender has provided security over its rights and benefits under the relevant Equity Loan Agreement in favour of the Security Trustee (in the same or substantially equivalent form to the security granted by the relevant Investor Lender as a condition precedent to the Effective Date or in such other form as may be approved by the Security Trustee (acting reasonably)) together with a legal opinion(s) relating to such security (in the same or substantially equivalent form to the legal opinions relating to the Equity Loan Agreement delivered as a condition precedent to the Effective Date or in such other form as may be approved by the Facility Agent (acting reasonably)’.

2	Change of Control

Clause 7.4.2 will be deleted in its entirety and replaced with the following new clause 7.4.2:

“For the purposes of this clause 7.4:

“Change of Control” means:

(a)	Unless clause 7.4.2(b) is applicable:

(i)	an Investor Affiliate ceases to own (directly or indirectly) more than 50 per cent. of the voting shares of HTCC;

(ii)	HTCC ceases to own (directly or indirectly) 100 per cent. of the issued share capital of the Parent;

(iv)	the Parent ceases to own (directly or indirectly) at least 99.983 per cent. of the issued share capital of the Borrower; or

(v)	the occurrence of a change of control event under any high yield bond offering issued by the Parent, HTCC or any intermediate Holding Company then outstanding.

(b)	In the event that all of the shares in HTCC owned by TDC are not acquired by an Investor Affiliate on the Acquisition Date, from the Acquisition Date until the date on which an Investor Affiliate completes the acquisition of all of the shares in HTCC owned by TDC not acquired on the Acquisition Date as contemplated by the Structure Memorandum:

(i)	an Investor Affiliate ceases to own (directly or indirectly) more than 30 per cent. of the voting shares of HTCC;

(ii)	TDC ceases to own (directly or indirectly) more than 30 per cent. of the voting shares of HTCC;

(iii)	HTCC ceases to own (directly or indirectly) 100 per cent. of the issued share capital of the Parent;

(iv)	the Parent ceases to own (directly or indirectly) at least 99.983 per cent. of the issued share capital of the Borrower; or

(v)	the occurrence of a change of control event under any high yield bond offering issued by the Parent, HTCC or any intermediate Holding Company then outstanding.”

3	Amendments to financial covenants - senior leverage

3.1	The ratios in the Senior Debt/Twelve Month Consolidated EBITDA covenant (clause 22.1.2) will be amended for each Quarterly Period. The ratios set out in column (3) below are included in the current table in clause 22.1.2 and will be deleted and replaced by the ratios set out in column (2) below.

(1)	(2)	(3)
Quarterly Period ending	New ratios	Old ratios
31 December 2009	1.38:1	1.27:1
31 March 2010	1.21:1	1.10:1
30 June 2010	0.99:1	0.88:1
30 September 2010	0.88:1	0.77:1
31 December 2010	0.66:1	0.61:1
31 March 2011	0.55:1	0.50:1
30 June 2011	0.44:1	0.39:1
30 September 2011	0.33:1	0.28:1
31 December 2011	0.22:1	0.17:1

3.2	In addition, the following sentence will be added to the definition of Borrowed Money (contained in clause 1.1) at the end of the final sentence ‘For the purposes of the financial covenant set out in clause 22.1.2 (Senior Debt/Twelve Month Consolidated EBITDA) only, the amount of the mark to market loss on the FX forward swap portfolio of the HTCC Group which was entered into following the date of the SLA and prior to the Effective Date (such swap portfolio as evidenced as condition precedent to the Effective Date) resulting from a strengthening of HUF against the EUR such that the HUF/EUR exchange rate falls below 300 shall not be included as Borrowed Money when used in the definition of Senior Debt’.

4	Amendments to financial covenants - interest cover

The ratios in the Total Debt Interest Cover covenant (clause 22.1.3) will be amended by reducing the ratios for the Quarterly Periods ending 30 June 2010, 30 September 2010 and 31

December 2010. The ratios set out in column (3) below are included in the current table in the SLA and will be replaced by the ratios set out in column (2) below i.e. the only changes will be to the ratios for 30 June 2010, 30 September 2010 and 31 December 2010.

(1)	(2)	(3)
Quarterly Period ending	New ratios	Old ratios
31 December 2009	2.43:1	2.43:1
31 March 2010	2.61:1	2.61:1
30 June 2010	2.70:1	3.06:1
30 September 2010	2.93:1	3.11:1
31 December 2010	3.02:1	3.15:1
31 March 2011	3.20:1	3.20:1
30 June 2011	3.29:1	3.29:1
30 September 2011	3.83:1	3.83:1
31 December 2011	3.83:1	3.83:1

5	Amendments to financial covenants - fixed charge service cover

The ratios in the Fixed Charge Service Cover covenant (clause 22.1.4) will not be amended. However, the definition of Cashflow (contained in clause 1.1) will be amended by adding the following new paragraphs (q) and (r):

(q) for the purposes of clause 22.1.4 (Fixed Charge Service Cover) only (but for the avoidance of doubt, not for the purposes of any calculation of Excess Cash Flow), plus an amount equal to the amount of cash on the consolidated balance sheet of the Group (as delivered to the Facility Agent in accordance with this Agreement) as at the first day of the relevant Twelve Month Period; and

(r) plus (but not for the purposes of any calculation of Excess Cash Flow) any amounts received by the Parent on the Effective Date by way of (i) additional funding provided to it under an Equity Loan Agreement or (ii) additional equity being subscribed in the Ultimate Parent by an Investor Affiliate (or additional debt being provided to the Ultimate Parent by an Investor Affiliate) and then additional equity being subscribed in the Parent by the Ultimate Parent, in respect of (A) transaction fees, costs and expenses in relation to the transaction contemplated by the Structure Memorandum and (B) accrued (but unpaid) interest in respect of the FRN Notes and HY Notes purchased and cancelled on the Effective Date, as set out in the funds flow statement delivered as a condition precedent to the Effective Date.

6	The addition of an equity cure to the SLA

6.1	An equity cure will be added to allow the Parent to cure (or procure a cure of) a breach of any of the financial covenants set out in clause 22 (Financial Covenants).

6.2

The cure may be exercised by (a) additional equity being subscribed in (or additional debt being provided to) the Ultimate Parent by an Investor Affiliate and then additional equity being subscribed in the Parent by the Ultimate Parent (and then on-lent by way of Subordinated Shareholder Debt to Invitel or, to the extent permitted by the Finance Documents, made available by way of an equity subscription in Invitel by the Parent) or (b) additional Subordinated

Shareholder Debt being lent to Invitel, in each case in cash within 10 Business Days of delivery of the financial statements evidencing the breach of the relevant financial covenants (such date, the Cure Date). The cure may be exercised no more than twice in the lifetime of the Facility.

6.3	The relevant amount received as additional equity or Subordinated Shareholder Debt must be used to prepay the Facilities on or prior to the Cure Date.

6.4	For the purposes of a cure of a breach of the total leverage covenant (clause 22.1.1) and/or the senior leverage covenant (clause 22.1.2), the breach will be deemed to have been cured if the breach would not have occurred if the relevant prepayment of the Facility had been made on the last Quarter Day of the relevant Twelve Month Period ending on such Quarter Day.

6.5	For the purposes of a cure of a breach of the interest cover covenant (clause 22.1.3), the breach will be deemed to have been cured if the breach would not have occurred if Total Debt Interest Charges for the relevant Twelve Month Period had been calculated using a reduced amount of Total Debt (to be calculated by deducting the amount of the relevant prepayment of the Facility from the amount of Total Debt during that Twelve Month Period and on the basis that such prepayment had been made on the first day of such Twelve Month Period). For any relevant subsequent test of the interest cover covenant, when calculating Total Debt Interest Charges for the relevant Twelve Month Period the reduced amount of Total Debt will be used to calculate Total Debt Interest Charges for the period ending prior to the relevant date of prepayment of the Facility.

6.6	For the purposes of a cure of a breach of the fixed charge service cover (clause 22.1.4), the breach will be deemed to have been cured if the breach would not have occurred if the relevant prepayment of the Facility had been made on the last day of the relevant Twelve Month Period and added to Cashflow. If the cure right is exercised for the fixed charge service cover, the amount received as additional equity and/or Subordinated Shareholder Debt will, for the purposes of Cashflow be counted in each of the three Quarterly Periods following the Quarterly Period in which the additional equity and/or Shareholder Subordinated Debt was received.

6.7	No Default will arise under the SLA in relation to any non-compliance with any of the financial covenants referred to in this paragraph 7 during any period during which the Parent is permitted to exercise the cure rights described in this paragraph 7 and clause 23.1.2 (Breach of certain obligations) will be amended accordingly.

7	Certain amendments to the mandatory prepayment provisions

7.1	A new clause 7.12.7 will be added as follows:

7.12.7	If any Acquisition Proceeds, Disposal Proceeds, Insurance Proceeds, Option Proceeds and the Flotation Proceeds are required to be applied in mandatory prepayment of the Loans under, and as defined in, Senior Facilities Agreement (the Senior Loans) and the Loan under this Agreement, such proceeds shall be applied in or toward payment of (a) first, the Senior Loans in accordance with the terms of the Senior Facilities Agreement and (b) then after the Senior Loans have been prepaid in full, the Loan in accordance with the terms of this Agreement.

7.2	In addition, the words ‘Subject to clause 7.12.7’ will be added at the start of clause 7.3.1 and the start of clause 7.5.1.

8	Amendment to Clause 24.10 – disenfranchisement on debt purchase transactions

Clause 24.10 will be deleted in its entirety and replaced with the following new Clause 24.10:

“24.10	Disenfranchisement on Debt Purchase Transactions

24.10.1	For so long as an Investor Affiliate or, whilst a TDC Affiliate owns shares in HTCC, a TDC Affiliate (a “Disenfranchised TDC Affiliate”) (a) beneficially owns a Commitment or (b) has entered into a sub-participation agreement relating to a Commitment or other agreement or arrangement having a substantially similar economic effect and such agreement or arrangement has not been terminated:

(a)	in ascertaining the Majority Lenders or whether any given percentage of the Total Commitments has been obtained to approve any request for a consent, waiver, amendment or other vote under the Finance Documents such Commitment shall be deemed to be zero; and

(b)	for the purposes of clause 35.2 (Exceptions), such Investor Affiliate and/or Disenfranchised TDC Affiliate (as the case may be) or the person with whom it has entered into such sub-participation, other agreement or arrangement shall be deemed not to be a Lender (unless in the case of a person not being an Investor Affiliate and/or Disenfranchised TDC Affiliate (as the case may be) it is a Lender by virtue otherwise than by beneficially owning the relevant Commitment).

24.10.2	Each Lender shall, unless such Debt Purchase Transaction is an assignment or transfer, promptly notify the Facility Agent in writing if it knowingly enters into a Debt Purchase Transaction with an Investor Affiliate or Disenfranchised TDC Affiliate, such notification to include the amount of Commitment to which the Debt Purchase Transaction relates.

24.10.3	Each Investor Affiliate and each Disenfranchised TDC Affiliate that is a Lender agrees that:

(a)	in relation to any meeting or conference call to which all the Lenders are invited to attend or participate, it shall not attend or participate in the same if so requested by the Facility Agent or, unless the Facility Agent otherwise agrees, be entitled to receive the agenda or any minutes of the same; and

(b)	in its capacity as Lender, unless the Facility Agent otherwise agrees, it shall not be entitled to receive any report or other document prepared at the behest of, or on the instructions of, the Facility Agent or one or more of the Lenders.”

PART 2 - Proposed Waivers to the Subordinated Loan Agreement

9	Purchase and cancellation of FRN Notes and HY Notes

9.1	The clauses set out below will be waived to allow the Parent (Magyar Telecom) to purchase and cancel the FRN Notes and/or HY Notes as contemplated by the Structure Memorandum provided that the purchase and delivery to the relevant trustee for cancellation takes effect on the Acquisition Date and the cancellation takes effect as soon as reasonably practicable after the Acquisition Date.

9.2	The relevant clauses are clause 21.1.3 (Disposals), clause 21.1.7 (Investments), clause 21.1.12 (The Parent and the IPO Subsidiary), clause 21.1.14 (HY Offering, FRN Offering, Subordinated Loan Agreement, Equity Loan Agreement) and clause 24.9.2 (Prohibition on Debt Purchase Transactions by the Group).

10	Waiver in relation to New Equity Loan Agreement

10.1	Clause 18.2.9(a) will be waived to allow, on the Effective Date, the novation of the New Equity Loan Agreement from TDCH III ApS to an Investor Affiliate and the amendment of the New Equity Loan Agreement in the form delivered as a condition precedent to the Effective Date.

10.2	Clause 7.7 (Permitted Borrowing Prepayment) will be waived to ensure that, other than in respect of the prepayment of the Loan on the Acquisition Date in an amount equal to EUR 10,700,000 as contemplated by the Structure Memorandum (the SLA Prepayment), any funding provided by an Investor Affiliate on the Acquisition Date under the amended and novated New Equity Loan Agreement delivered as a condition precedent to the Effective Date will not have to be applied in prepayment of the Loan. In addition, the requirement under clause 7.10.1 that 10 Business Days’ prior notice is given to the Facility Agent prior to a prepayment will be waived to ensure that the SLA Prepayment can be effected on the Acquisition Date.